UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated March 21, 2024	3
2. English Translation	14

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Company publishes the document containing the conclusions reached by the CNMV regarding the Gotham report, which has been received by the Company this afternoon and is attached hereto as Annex, together with a free English translation of the document.

In Barcelona, on 21 March 2024

Nuria Martín Barnés

Secretary to the Board of Directors

DIRECCIÓN GENERAL	Edison, 4	T+ 34 915 851 500
DE MERCADOS	28006 Madrid	www.cnmv.es
España

GRIFOLS,S.A.
Sra. Dña. Nuria Martín Barnés
Secretaria del Consejo de Administración
C/ Jesús y María, 6
08022 Barcelona

21 de marzo de 2024

Estimados Sres:

Con fecha 9 de enero de 2024, la entidad estadounidense Gotham City Research LLC (en adelante Gotham) publicó un informe, denominado “Grifols SA: Scranton and the Undisclosed Debts” (en adelante, Informe Gotham), que contenía varias manifestaciones en relación con la calidad de la información financiera y de gobierno corporativo de Grifols, S.A (en adelante, Grifols). Al día siguiente, Gotham realizó unas modificaciones al informe y publicó algu-nas notas posteriores, incidiendo sobre los mismos aspectos.

Desde entonces, Grifols ha publicado una docena de comunicaciones vía OIR (otra información relevante) relacio-nadas con el Informe Gotham o con informaciones no privilegiadas que la compañía ha decidido hacer públicas.

El pasado 29 de febrero, la entidad publicó la información financiera intermedia del segundo semestre de 2023, que incluían unos estados financieros intermedios resumidos, tanto consolidados como individuales, junto a sus notas explicativas e informes de gestión. Al no corresponderse con unas cuentas anuales completas, no incluían los correspondientes informes de auditoría estatutaria consolidado e individual. Las cuentas anuales completas auditadas se remitieron posteriormente, el 8 de marzo, sin salvedades del auditor.

Actuaciones realizadas por la CNMV

A raíz de la información publicada por Gotham el 9 de enero, se envió un primer requerimiento a Grifols con fecha de 10 de enero, para que aclarara diversos aspectos de sus informes financieros anuales de los ejercicios 2018 a 2022, así como algunos aspectos del informe de Gotham que hacían expresamente referencia a la información financiera intermedia del primer semestre de 2023. La respuesta a este requerimiento se recibió el 22 de enero.

También se requirió a cuatro accionistas significativos de Grifols en fechas próximas, recibiendo sus respuestas entre el 19 y el 22 de enero.

A raíz de las respuestas recibidas de Grifols, el 14 de febrero de 2024 se envió un nuevo requerimiento, solicitando aclaraciones adicionales a las inicialmente aportadas por Grifols, habiendo recibido respuesta el 21 de febrero.

1/10

Sobre las respuestas recibidas de los accionistas significativos, el 14 de febrero se remitieron nuevos requerimientos a los cuatro accionistas significativos señalados anteriormente. Las respuestas a todos ellos se obtuvieron el 19 de febrero.

Adicionalmente, la CNMV solicitó a Grifols que encargase y aportase informes específicos de expertos elaborados por terceros respecto a los precios de diversas operaciones vinculadas relacionadas con centros de plasma y su adecuación o no a condiciones de mercado. Dichos informes han sido recibidos en la CNMV entre el 7 y el 15 de marzo.

Conclusiones alcanzadas

1.	Conclusiones generales

Como conclusión general, las investigaciones realizadas no se han identificado errores significativos en las magnitudes cuantitativas de los estados financieros principales del periodo analizado, excepto por lo indicado en el apartado 2.f)

La CNMV no ha encontrado tampoco evidencias que permitan concluir que el endeudamiento financiero re-flejado por Grifols en sus estados financieros anuales consolidados no se corresponde con la realidad.

Sin embargo, como se detalla posteriormente, la CNMV ha hallado deficiencias relevantes -si se evalúan en su conjunto- en dos ámbitos:

1.	El detalle y exactitud de los desgloses y notas explicativas que soportan las cifras de la información finan-ciera en algunos ejercicios del periodo analizado y

2.	La presentación las medidas alternativas del rendimiento (APM por su denominación en inglés), en parti-cular el EBITDA y la ratio deuda/EBITDA.

Estas deficiencias, si bien son complejas de valorar individualmente y por separado, en su conjunto deben considerarse significativas, en la medida que han dificultado en algunos ejercicios la capacidad de los inverso-res de entender adecuadamente la situación financiera, resultados y flujos de efectivo del emisor.

2.	Perímetro de consolidación y desgloses en los estados financieros consolidados

a.	La CNMV considera que los juicios profesionales y asunciones realizados por Grifols para concluir que ostenta el control de Haema AG y BPC Plasma Inc., y que, por lo tanto, deben ser consolidadas por integración global, de acuerdo con la NIIF 10 Estados financieros Consolidados, son razonables y que la referida conclusión es conforme con las NIIF adoptadas por la Unión Europea.

b.	Grifols omitió de manera inadecuada los juicios profesionales y asunciones realizadas para concluir que ostentaba el control de Haema AG y BPC Plasma Inc. en los informes financieros anuales consoli-dados de los ejercicios 2022 y 2021, sin que eso afectara a la corrección del proceso de consolidación. Esta información sí que se había desglosado en el informe financiero anual consolidado de ejercicios anteriores y se volvió a desglosar en el ejercicio 2023.

c.	Grifols omitió determinados desgloses informativos sobre las entidades en las que existían participa-ciones no dominantes significativas en los informes financieros anuales de los ejercicios 2022 y anteriores. En concreto, debería haber desglosado la cifra de ventas y los flujos de efectivo de operaciones, de inversión y financiación de Haema AG y BPC Plasma Inc.

2/10

Por otro lado, la información sobre activos, pasivos y resultados de esas dependientes y de Biotest AG, desglosadas en el informe financiero anual consolidado del ejercicio 2022 de Grifols, se correspondían con los saldos individuales, cuando deberían haberse referido a las magnitudes consolidadas.

En el informe financiero anual consolidado del ejercicio 2023 la entidad ha aportado información adi-cional, pero sigue sin incorporar en las cuentas la información sobre los desgloses los activos y pasivos consolidados de BPC Plasma Inc., Haema AG y Biotest AG.

d.	De manera adicional, la entidad debería haber desglosado, en los informes financieros anuales con-solidados de los ejercicios 2020 a 2022, los criterios seguidos para determinar el tanto o porcentaje de asignación efectiva del resultado de Global Diagnostic Solutions Inc (en adelante GDS) que es atri-buido al interés no controlante (Shanghai RAAS). Esta información sí que se ha desglosado por Grifols recientemente en su informe financiero anual consolidado del ejercicio 2023.

e.	La CNMV considera que los juicios profesionales y asunciones realizados por Grifols para concluir que la adquisición en 2021 de los 25 centros de donación de plasma de BPL Plasma, Inc. se deben conta-bilizar como la adquisición de un negocio, en vez de como una adquisición de activos, son razonables y que la referida conclusión es conforme con las NIIF adoptadas por la Unión Europea.

Teniendo en cuenta la información suministrada por el emisor, junto con las conclusiones de un in-forme de experto independiente aportado por Grifols sobre esta transacción, la CNMV no ha encon-trado evidencias que permitan concluir que el precio de esta transacción difiriera de manera signifi-cativa de los precios de mercado.

Sin perjuicio de lo anterior, la CNMV considera que, dentro del coste de la combinación de negocios y del fondo de comercio reconocido en esta transacción, no se deberían haber incluido, de acuerdo con lo señalado por la NIIF 3 Combinaciones de negocio, entre otros, sus párrafos 51 y 53, ni los 3 millo-nes USD de costes de transacción ni los 12 millones USD que se pagaron a Kedrion para dar por fina-lizada una reclamación que tenía contra BPL Plasma. Si bien estos importes no son materiales de ma-nera individualizada, se considera oportuno que la entidad los corrija en la información financiera de ejercicios futuros.

f.	La CNMV considera que el tratamiento contable dado al acuerdo de colaboración con ImmunoTek GH, LLC., y por el que se creaba la sociedad Biotek America LLC., en los informes financieros anuales consolidados de Grifols de los ejercicios 2022 y 2021 no era adecuado. En lugar de como una inversión financiera, debería haberse registrado como una operación conjunta, de acuerdo con lo señalado en la NIIF 11 Acuerdos conjuntos, y haber registrado el interés de Grifols en los activos, pasivos y resultados de la operación conjunta. En el informe financiero anual consolidado del ejercicio 2023 este acuerdo de colaboración se ha presentado, de manera prospectiva, con un ajuste negativo contra reservas de 39,3 millones de euros, de los que 33,3 millones se referirían al resultado de 2022, como una operación conjunta desde el 1 de enero de 2023, y se han integrado los activos y pasivos de dicha operación, si bien, no habrían incorporado los resultados del ejercicio 2023, cuyo importe está pendiente de con-cretar, pero podría situarse en el entorno de los 15 millones € de pérdidas. Las cifras de resultados de la operación conjunta de los ejercicios 2022 y 2023 no registrados en la cuenta de pérdidas y ganan-cias consolidada de Grifols podrían llegar a considerarse materiales (a fecha actual, los ajustes negativos serían de 33,3 millones de euros en el ejercicio 2022 y de 15 millones en 2023) , lo cual podría dar lugar, en tal caso, a una re-expresión de las cifras comparativas en su próxima información financiera, ya sea la del primer semestre de 2024, o una anterior, en el supuesto de que la entidad publique resultados del 1º trimestre. No obstante, está pendiente de obtener detalles adicionales de la contabilización realizada de esta operación en las cuentas anuales consolidadas de 2023. En caso de concluir la CNMV sobre la necesidad de esta re-expresión, se remitiría el oportuno requerimiento.

3/10

De manera adicional, la información suministrada en el informe financiero anual consolidado de los ejercicios 2022 y 2021 no era suficiente para conocer los riesgos y beneficios que estaba asumiendo Grifols en este acuerdo de colaboración, entre otros, los compromisos de inversión por alrededor de 520 millones de euros. Esta información sí se desglosa en el informe financiero anual consolidado del ejercicio 2023.

g.	La CNMV considera que los juicios profesionales y asunciones realizados por Grifols para concluir que controla GDS después del acuerdo con Shanghai RAAS son razonables y que la referida conclusión es conforme con las NIIF adoptadas por la Unión Europea.

No obstante, Grifols no desglosó toda la información relevante, en sus informes financieros anuales consolidados, de los ejercicios 2019 a 2022, respecto al acuerdo de canje de acciones con Shanghai RAAS, en concreto, no incluyó la existencia de determinados derechos de veto por parte de Shanghai RAAS en las decisiones corporativas de GDS, así como de una contraprestación contingente en favor de Shanghai RAAS, en forma de garantía que obligaría a pagar a Grifols el eventual diferencial nega-tivo que se hubiera podido producir entre el EBITDA que generase GDS, entre 2019 y 2023, y el im-porte mínimo garantizado de 1.300 millones de dólares.

La entidad ha proporcionado información adicional sobre los juicios realizados para concluir que tie-nen el control en el informe financiero consolidado del ejercicio 2023.

h.	La CNMV considera que los juicios profesionales y asunciones realizados por Grifols para concluir que ostenta el control de la entidad húngara Haema Plasma Kft desde 2022 y que, por lo tanto, debe con-solidarla por integración global, de acuerdo con la NIIF 10 Estados financieros Consolidados, son razo-nables y que la referida conclusión es conforme con las NIIF adoptadas por la Unión Europea.

i.	El importe de saldos de confirming (reverse factoring) del grupo Grifols es claramente inmaterial para la imagen fiel de la situación financiero patrimonial del grupo Grifols en los ejercicios 2022 y 2021 y, por lo tanto, la CNMV no realizará actuaciones de supervisión adicionales.

j.	La CNMV considera que un factoring sin recurso, tal y como Grifols lo describe y clasifica en sus infor-mes financieros anuales consolidados, no es computable como deuda financiera.

3.	Operaciones con partes vinculadas, no consideradas como tales por Grifols

Sobre los desgloses en esta materia se han detectado dos situaciones diferentes. Por un lado, operaciones que no han sido debidamente desglosadas en las cuentas anuales ni tampoco en el informe anual de gobierno corporativo (en adelante, IAGC) y que se detallan en la sección 4 y, por otro lado, operaciones que, de acuerdo con la normativa aplicable, la CNMV considera que sí serían operaciones vinculadas, pero la sociedad no les había otorgado tal consideración, y que se detallan a continuación:

a.	La adquisición, en 2021, de los 25 centros de donación de plasma de BPL Plasma Inc. (BPL US) fue negociada inicialmente entre Scranton, que iba a ser el comprador, y BPL UK, el vendedor. En el acuerdo firmado en diciembre de 2020 entre el comprador y el vendedor, Grifols actuó como garante de Scranton en esa transacción, lo que a juicio de la CNMV constituiría una primera operación conparte vinculada, puesto que tradicionalmente Grifols ha considerado a Scranton parte vinculada, aspecto que la CNMV no cuestiona. En febrero de 2021, Scranton cedió a Grifols, sin contraprestación su posición en el contrato, por lo que esta subrogación constituiría otra operación vinculada. Final mente, parte del precio de compra que Grifols debía pagar a BPL US se abonó directamente a Scranton (200 millones USD), para saldar parte de la cuenta a pagar que BPL US tenía con Scranton, lo que constituiría una tercera operación con parte vinculada.

4/10

En este sentido, la NIC 24, Información a revelar sobre partes vinculadas, establece que una transacción entre partes vinculadas es toda transferencia de recursos, servicios u obligaciones entre una entidad que informa y una parte vinculada, con independencia de que se cargue o no un precio. Asimismo, la NIC 24 pone como ejemplo de transacciones con partes vinculadas a ser desglosadas la constitución de garantías en favor de una parte vinculada.

En consecuencia, Grifols debería haber desglosado, en el informe financiero anual consolidado y en el IAGC del ejercicio 2020, la garantía otorgada a Scranton, como parte del acuerdo de compra de los 25 centros de plasma.

En el informe financiero anual consolidado y en el informe anual de gobierno corporativo del ejercicio 2021 se debería haber desglosado el pago realizado a Scranton por un importe de 200 millones USD y la subrogación en el acuerdo de compraventa de los 25 centros de plasma de BPL.

b.	En octubre de 2020, Scranton adquirió la entidad húngara Haema Plasma Kft. El 1 de febrero de 2021, el Grupo Grifols firmó con Scranton una opción de compra sobre el 100%, no ejercitable hasta trans-curridos 12 meses. Además, se firmó un “plasma supply agreement”, según el cual, el plasma que se produciría por Haema Plasma Kft sería adquirido por Grifols.

Haema Plasma Kft no se consideró subsidiaria hasta 2022, una vez que la opción devino ejercitable, por lo cual en las cuentas anuales y en el IAGC de 2021 se deberían haber desglosado estas dos ope-raciones (otorgamiento de la opción de compra y compra de plasma) como realizadas con partes vinculadas, aunque no se desglosaron como tales.

4.	Operaciones con otras partes vinculadas que no se desglosaron adecuadamente en las cuentas anuales consolidadas y en el IAGC

En las respuestas facilitadas a los requerimientos remitidos por la CNMV, Grifols reconoce que no incluyó como operaciones vinculadas, ni en las cuentas anuales ni en los IAGC, los desgloses de las siguientes operaciones, que la CNMV sí considera operaciones con partes vinculadas, entre los ejercicios 2018 a 2022, en miles de euros:

Parte Vinculada	Concepto	2018	2019	2020	2021	2022
Glanzmann Ent. GmbH	Prestación servicios	(844)	(220)	0	0	0
Scranton Plasma	Intereses préstamos	13	1.739	1.741	1.824	2.092
Scranton Plasma	Intereses cash pooling	0	450	2.218	5.208	10.785
Grifols Worlwide Operations	Intereses cash pooling	0	0	0	137	0
Scranton Plasma	Créditos	80.151	0	0	0	(242)
Scranton Plasma	Cash pooling	0	10.245	98.964	97.598	81.563
Haema Plasma	Cash pooling	0	0	0	3.268	0
Scranton Plasma	Anticipo	0	(10.697)	0	10.097	0
Centurion Real State	Obras de mejora	0	1.744	3.126	0	0
Total operaciones no desglosadas en cuentas anuales ni en IAGC		79.320	3.262	106.049	118.113	94.197

5/10

a.	Año 2018: préstamo otorgado a Scranton Plasma B.V., por importe de 80.151 miles de euros (95 millones USD), como parte de la compra de Haema AG y BPC Plasma Inc. La entidad desglosa el saldo resultante de la operación y de manera narrativa, en las notas de la memoria consolidada[1], pero no se desglosaba como tal en el cuadro de las operaciones realizadas en el ejercicio. En los ejercicios 2019 a 2022 dicho préstamo sigue desglosándose como saldo con otras partes vinculadas. No ha sido objeto de desglose alguno en el IAGC.

b.	Año 2019: anticipo de 10,6 millones de euros (12 millones USD) abonado por Grifols a Kedrion, por cuenta de Scranton Plasma BV, para dar por finalizada una reclamación de Kedrion contra BPL Plasma Inc., en concepto de pago anticipado de plasma a suministrar por BPL Plasma Inc.

Acuerdo de cash pooling que mantiene Scranton Plasma BV con Haema y BPC Plasma por 10,2 millones € de saldo deudor para el grupo Grifols.

Existen otras operaciones no desglosadas, ni en las cuentas anuales ni en el IAGC, como los intereses del préstamo a Scranton Plasma BV de 95 millones USD (1.739 miles €) y obras de mejora realizados en edificios por Centurión Real State (1.744 miles €). En relación con estas “obras de mejora”, corresponden a la cons-trucción de un edificio de oficinas en Sant Cugat del Valles (conocido como SC5), por medio de un contrato de promoción delegada y por un precio total de 15.659.000 €, importe íntegramente abonado por Centu-rión. En 2019 y 2020 no se informa en las cuentas anuales ni en el IAGC del importe de estas obras de mejora.

c.	Año 2020: financiación cash-pooling[2], que mantiene Scranton Plasma BV con Haema AG y BPC Plasma, con transacciones por importe incremental de 98.964 miles € (saldo deudor para Grupo Grifols), y sus intereses financieros correspondientes por 2.218 miles €.

Existen otras operaciones no desglosadas como los intereses del préstamo a Scranton Plasma BV de 95 millones USD (1.741 miles €) y obras de mejora realizados en edificios por Centurión Real State (3.126 miles €).

d.	Año 2021: financiación cash-pooling que mantiene Scranton Plasma BV con Haema AG y BPC Plasma, por importe incremental de 97.598 miles € (saldo deudor), y sus intereses correspondientes por 5.208 miles €.

Existen otras operaciones no desglosadas, ni en las cuentas anuales ni en el IAGC, como los intereses del préstamo a Scranton Plasma BV de 95 millones USD (1.824 miles €) y financiación de cash pooling con

Haema Plasma Kft, entidad controlada en ese momento por Scranton (3.268 miles €).

e.	Año 2022: financiación cash-pooling que mantiene Scranton Plasma BV con Haema AG y BPC Plasma, por importe de 81.563 miles €, y sus intereses correspondientes por 10.785 miles €.

Adicionalmente, no estaban desglosados los intereses del préstamo a Scranton (2.092 miles €).

1  En el primer informe de Gotham se manifestaba que Grifols no había desglosado en su informe financiero anual consolidado este préstamo, aspecto que no era cierto, lo que motivó que, al día siguiente, Gotham modificara su informe, para indicar que si bien se desglosaba la información los desgloses eran limitados, y que tampoco se desglosaba en el IAGC (lo cual sí era cierto).

2  El cash pooling es una gestión centralizada de la tesorería en los grupos de entidades. La peculiaridad en este caso es que el cash pooling se realiza entre Scranton con dos entidades en las que ostenta el 100% de sus acciones (Haema AG y BPC Plasma Inc), pero, a su vez, esas dos entidades están consolidadas por Grifols.

6/10

En las cuentas anuales y en el IAGC de 2023 ya se detallan las operaciones por cash pooling y los ingresos y gastos financieros con Scranton por estas operaciones y el crédito de 95 millones USD de 2018.

f.	Además, hay otras dos operaciones con partes vinculadas que tampoco fueron desglosadas en las cuentas anuales consolidadas ni en los IAGC (importe en miles de euros) anteriores a 2023:

Parte Vinculada	Concepto	2018	2019	2020	2021	2022
Deria	Suscripción pagarés de Instituto Grifols	1.627	1.677	2.747	2.819	2.875

Qardio (filial de Scranton)	Suministro aparatos salud	Entre 2018 y 2023 diversas filiales de Grifols adquirieron material por un total de 2.500.000 USD

En las cuentas anuales de 2023, Grifols informa de unos saldos de pagarés al cierre de los ejercicios 2022 y 2023, con partes vinculadas, por importes superiores a los indicados en el cuadro anterior. Concretamente, en relación con la suscripción por partes vinculadas de los pagarés se refieren a un importe global de 16,2 millones de euros (14,7 millones de euros en 2022).

Tras haber solicitado información adicional al emisor, se ha conocido que los importes suscritos por Deria coinciden con los importes indicados en el cuadro anterior, habiendo sido suscrito el importe restante por parte de consejeros y personal clave de la dirección de Grifols.

Estas operaciones con pagarés emitidos por Instituto Grifols se desglosan en los saldos con partes vincu-ladas de las cuentas anuales de 2023 y, con más detalle, en el IAGC de 2023. En las cuentas anuales y en los IAGC de años anteriores no se informaba de los importes de pagarés suscritos por partes vinculadas.

g.	Venta de plasma de Haema AG, BPC Plasma Inc. y Haema Kft a Grifols. Estas 3 entidades son filiales de Grifols y tales transacciones se eliminan de sus estados financieros consolidados, por lo que no procede su desglose en las cuentas consolidadas como operaciones vinculadas. No obstante, dado su potencial efecto y complejidad, la CNMV ha requerido a Grifols la aportación de un informe de experto reciente, que concluye que se han efectuado en líneas generales en condiciones de mercado.

h.	En el análisis realizado por la CNMV no se han incluido aquellas operaciones con partes vinculadas que aparecen en el informe de Gotham pero que no corresponden a operaciones realizadas con Grifols como es el préstamo otorgado por Osborne Clark a Scranton, dado que no entran en el ámbito de las compe-tencias supervisoras de la CNMV.

i.	Se ha analizado, con base en un informe específico de experto independiente, el cumplimiento de los procedimientos de aprobación de las operaciones con partes vinculadas, que pone de manifiesto que en general se habrían cumplido los procedimientos internos y obligaciones legales aplicables, aunque se se-ñalan algunas incidencias en relación con 3 operaciones, relativas a determinados arrendamientos y com-praventas de inmuebles, realizadas, entre 2019 y 2020, por parte del grupo Grifols con una filial del grupo Scranton (Centurion Real Estate). En concreto estas 3 operaciones no habrían cumplido los requisitos apli-cables de aprobación por consejo e informe de la comisión de auditoría, si bien el informe concluye que habrían cumplido sustancialmente con los requisitos de transparencia[3] y equidad, aspecto este último que se ve corroborado por el reciente informe de expertos solicitado sobre si se acordaron en condiciones de mercado.

3 La entidad sí habría informado de ellas en las cuentas anuales e IAGC en los ejercicios 2021 y 2022, aunque no en los ejercicios 2019 y 2020.

7/10

Adicionalmente, conviene recordar que se han identificado algunas transacciones que la CNMV considera operaciones vinculadas, pero que Grifols no había calificado como tales, como la compra de 25 centros de plasma a BPL, y que por ello no fueron sometidas a la autorización del consejo ni al informe previo de la comisión de auditoría.

5.	En materia de medidas alternativas del rendimiento (APM)

La CNMV, tras analizar las medidas alternativas de rendimiento de los ejercicios 2018-2022, ha encontrado de-ficiencias que pueden considerarse relevantes.

La deficiencia de mayor relevancia consiste, a juicio de la CNMV, en el uso del EBITDA ajustado sin excluir los resultados atribuibles a las participaciones no controladas a la hora de explicar la ratio de apalancamiento fi-nanciero del grupo Grifols y su capacidad financiera para satisfacer la deuda, lo cual no es conforme con las obligaciones legales de reflejar información útil, relevante, objetiva y neutral. Adicionalmente, Grifols tampoco publicaba la información necesaria para que los inversores pudieran calcular el EBITDA excluyendo dichos re-sultados atribuibles a participaciones no controladas.

De manera adicional, la CNMV considera que la entidad debe corregir la utilización que realiza en su informa-ción financiera y presentaciones a analistas de las medidas alternativas del rendimiento en los siguientes extre-mos:

a.	La entidad debería reducir el número de diferentes medidas que emplea para reflejar el EBITDA en sus comunicaciones de resultados.

b.	La entidad debe dar, al menos, la misma prominencia a las medidas financieras que se incluyen en los estados financieros principales que a las medidas alternativas del rendimiento.

c.	No debe denominar inadecuadamente elementos como no recurrentes, infrecuentes o inusuales. En ese sentido, partidas que afectaron al periodo pasado y afectarán al futuro serán raramente conside-radas como no recurrentes, infrecuentes o inusuales, como pueden ser los costes de reestructuración o las pérdidas de deterioro.

d.	En relación con los ajustes de ahorros de costes, mejoras operativas y sinergias, que hacen referencia a ahorros anualizados comprometidos y proyectados para el próximo año, se debería indicar expre-samente que esta medida financiera no expresa una medida del rendimiento actual de la entidad, al ajustar datos históricos con ajustes previsibles futuros, que se podrían realizar o no.

e.	Cuando la entidad se refiera a determinadas magnitudes o ratios financieras sobre las que ya haya realizado determinados ajustes, como sería el caso de la deuda financiera neta, se debe precisar en su denominación que se trata de una medida ajustada, para que un inversor pueda distinguirla de una magnitud o ratio no ajustada, y, adicionalmente, se deberá desglosar cuál sería la magnitud o ratio financiera calculada con magnitudes directamente extraídas de los estados financieros, sin ajustar.

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f.	La entidad debe dar un detalle del EBITDA y de las deudas financieras netas de aquellas entidades más relevantes en las que existan participaciones no controladas, al objeto de que un inversor pueda calcular y evaluar la ratio de apalancamiento que se deriva de considerar, o excluir, el EBITDA y la deuda que corresponde a la participación en sus dependientes.

g.	La entidad debe establecer los procedimientos de control adecuados para minimizar la posibilidad de cometer errores de cálculos al desglosar sus magnitudes financieras en sus comunicaciones de resultados, como las cometidas al desglosar la “deuda financiera neta” en el informe de gestión con-solidado del ejercicio 2022 (página 193) o el “EBITDA ajustado 12M” que se desglosa en la tabla del

Leverage ratio neto de la misma página.

Próximos pasos y actuaciones

Como se detalla en la presente comunicación, la CNMV no identifica actualmente la necesidad de llevar a cabo reformulación alguna de las cuentas de Grifols.

Del mismo modo, no se aprecia la necesidad de proceder a una re-expresión en las diversas cuestiones analizadas más arriba, con la excepción de la cuestión detallada en la sección 2.f, sobre la que la CNMV considera probable que sea necesario re-expresar la cuenta de pérdidas y ganancias de 2022 y 2023 por el eventual impacto de la revisión de la operación de Inmunotek, cuando concluya el análisis de este punto.

La CNMV aprecia varias deficiencias relevantes en su conjunto en materia de APMs y desgloses, que se detallan en las secciones respectivas de esta comunicación.

Las conclusiones alcanzadas por la CNMV responden a un análisis extraordinario de una parte de la información financiera, se basan en la información disponible a fecha actual y pueden ser objeto de modificación si apareciese nueva información o si la CNMV realizase un nuevo análisis sobre aspectos distintos, como por ejemplo en una futura revisión anual ordinaria sustantiva de la información financiera.

De efectuarse en el futuro nuevas revisiones, distintas de la actual, no puede descartarse la eventual necesidad de que, a resultas de ellas, se pudiera exigir a la cotizada llevar a cabo medidas correctoras de la información distintas de las derivadas de la revisión actual, tal y como prevén las Directrices de ESMA sobre supervisión de la información financiera, de 2014 y actualizadas en 2020, sobre supervisión de la información financiera y el artículo 234 de la LMVSI.

Dada la sensibilidad mostrada desde el día 9 de enero por el precio de las acciones de Grifols ante las noticias, acontecimientos y opiniones sobre su información financiera, el contenido de este escrito tiene indudablemente carácter de información privilegiada, lo cual implica que Grifols debe hacerlo público tan pronto como sea posible. La CNMV entiende que no se dan en esta ocasión las circunstancias que contempla el artículo 17.4 del Reglamento de Abuso de Mercado para un eventual retraso de dicha publicación. Lo mismo aplicaría a cualquier requerimiento de re-expresión futuro en relación al punto 2.f de este escrito.

Con base en todo lo anterior y en virtud del artículo 234 de la LMVSI, se requiere a Grifols para que:

1.	Incluya en la medida en que sigan siendo aplicables todos los desgloses de información señalados en el apartado segundo, relativo al perímetro de consolidación y desgloses, y en los apartados tercero y cuarto, relativos a los desgloses de operaciones con partes vinculadas, en los estados financieros consolidados futuros de la entidad.

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2.	Publiquen en un plazo de quince días un detalle del EBITDA y de las deudas financieras netas, a 31 de diciembre de 2023 y 2022, de aquellas entidades más relevantes donde existan participaciones no contro-ladas, al objeto de que un inversor pueda calcular la ratio de apalancamiento considerando, o excluyendo, el EBITDA y la deuda que corresponde a la participación en sus dependientes.

3.	Detallen públicamente en un plazo de quince días los compromisos que va a asumir la entidad para ade-cuar la utilización de las APM en los próximos reportes de información financiera a los criterios señalados en el apartado 4.

4.	Hagan público el presente escrito en su totalidad, como información privilegiada, a la mayor brevedad y en todo caso antes de las 20:00 horas del día de hoy.

Por último, se les recuerda que en caso de que la entidad no publique la información privilegiada en el plazo re-querido la CNMV tiene la facultad de hacerlo de conformidad con el artículo 243 de la LMVSI.

Atentamente,

Ángel Benito

Director General de Mercados

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FREE ENGLISH TRANSLATION FROM THE ORIGINAL IN SPANISH

GENERAL MANAGEMENT	Edison, 4	T+ 34, 915, 851, 500
OF MARKETS	28006 Madrid	www.cnmv.es
Spain

GRIFOLS,S.A.
Mrs. Nuria Martín Barnés
Secretary of the Board of Directors
C/ Jesús y María, 6
08022 Barcelona

March 21, 2024

Dear Sirs,

On January 9, 2024, the U.S. entity Gotham City Research LLC (hereinafter Gotham) published a report, entitled "Grifols SA: Scranton and the Undisclosed Debts" (hereinafter, the Gotham Report), which contained several statements regarding the quality of the financial and corporate governance information of Grifols, S.A. (hereinafter, Grifols.) The next day, Gotham made some modifications to the report and published some subsequent notes, focusing on the same aspects.

Since then, Grifols has published a dozen communications via OIR (other relevant information) related to the Gotham Report or to non-privileged information that the company has decided to make public.

On February 29, Grifols published the interim financial information for the second semester of 2023, which included summary interim financial statements, both consolidated and individual, together with its explanatory notes and management reports. As they did not correspond to complete annual financial statements, they did not include the corresponding consolidated and individual statutory audit reports. The full audited financial statements were subsequently submitted on March 8, without qualification from the auditor.

Actions carried out by the CNMV

As a result of the information published by Gotham on January 9, a first request was sent to Grifols dated January 10, to clarify various aspects of its annual financial statements for the years 2018 to 2022, as well as some aspects of the Gotham report that expressly referred to the interim financial information for the first half of 2023. The response to this request was received on 22 January.

Four significant shareholders of Grifols were also summoned in the days that followed, receiving their responses between January 19 and 22.

As a result of the responses received from Grifols, a new request was sent on February 14, 2024, requesting additional clarifications to those initially provided by Grifols, having received a response on February 21.

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Regarding the responses received from significant shareholders, on February 14, new requirements were sent to the four significant shareholders mentioned above. Responses to all of them were received on February 19.

In addition, the CNMV asked Grifols to commission and provide specific expert reports prepared by third parties regarding the prices of various related-party transactions related to plasma centers and their adequacy or inadequacy to market conditions. These reports were received at the CNMV between March 7 and 15.

Conclusions reached

1.	General conclusions

As a general conclusion, the investigations carried out have not identified significant errors in the quantitative magnitudes of the main financial statements for the period under review, except as indicated in section 2.f)

Nor has the CNMV found any evidence to conclude that the financial indebtedness reflected by Grifols in its consolidated annual financial statements does not correspond to reality.

However, as detailed below, the CNMV has found significant deficiencies – if assessed as a whole – in two areas:

1.	The detail and accuracy of the breakdowns and explanatory notes supporting the figures of the financial information in some years of the period under analysis, and

2.	Alternative measures of performance (APMs), in particular EBITDA and debt-to-EBITDA ratios.

These shortcomings, although complex to assess individually and separately, should be considered significant as they have hindered investors' ability to adequately understand the issuer's financial position, results and cash flows in some years.

2.	Scope of Consolidation and Breakdowns in the Consolidated Financial Statements

a.	The CNMV considers that the professional judgments and assumptions made by Grifols to conclude that it has control of Haema AG and BPC Plasma Inc., and that, therefore, they should be consolidated by global integration, in accordance with IFRS 10 Consolidated Financial Statements, are reasonable and that the aforementioned conclusion is in accordance with the IFRS adopted by the European Union.

b.	Grifols improperly omitted the professional judgments and assumptions made to conclude that it had control of Haema AG and BPC Plasma Inc. in the consolidated annual financial reports for fiscal years 2022 and 2021, without affecting the correctness of the consolidation process. This information had been broken down in the consolidated annual financial report for previous years and was broken down again in the 2023 financial year.

c.	Grifols omitted certain informative breakdowns on entities in which there were significant non-controlling interests in the annual financial reports for 2022 and for prior years.

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In particular, it should have broken down the sales and cash flows from operations, investments and financing of Haema AG and BPC Plasma Inc.

On the other hand, the information on assets, liabilities and results of those subsidiaries and Biotest AG, broken down in Grifols' consolidated annual financial report for 2022, corresponded to the individual balances, when they should have referred to the consolidated magnitudes.

In the consolidated annual financial report for the financial year 2023, the entity has provided additional information, but the information on the breakdowns of the consolidated assets and liabilities of BPC Plasma Inc., Haema AG and Biotest AG is still not included in the accounts.

d.	In addition, the entity should have broken down, in the consolidated annual financial statements for the years 2020 to 2022, the criteria followed to determine the amount or percentage of effective allocation of the result of Global Diagnostic Solutions Inc (hereinafter GDS) that is attributed to a non-controlling interest (Shanghai RAAS). This information has recently been broken down by Grifols in its consolidated annual financial report for the 2023 financial year.

e.	The CNMV considers that the professional judgments and assumptions made by Grifols to conclude that the acquisition in 2021 of 25 plasma donation centers of BPL Plasma, Inc. should be accounted for as the acquisition of a business, rather than as an acquisition of assets, are reasonable and that the aforementioned conclusion is in accordance with IFRS adopted by the European Union.

Taking into account the information provided by the issuer, together with the conclusions of an independent expert report provided by Grifols on this transaction, the CNMV has found no evidence to conclude that the price of this transaction differed significantly from market prices.

Notwithstanding the foregoing, the CNMV considers that, within the cost of the business combination and the goodwill recognized in this transaction, neither the USD 3 Million transaction costs nor the USD 12 million that were paid to Kedrion to terminate a claim it had against BPL Plasma should have been included, in accordance with the provisions of IFRS 3 Business Combinations, among others, those contained in paragraphs 51 and 53. Although these amounts are not material on a case-by-case basis, it is considered appropriate for the entity to correct them in the financial information for future years.

f.	The CNMV considers that the accounting treatment given to the collaboration agreement with ImmunoTek GH, LLC., and by which the company Biotek America LLC. was created, in Grifols' consolidated annual financial reports for the years 2022 and 2021 was not adequate. Instead of as a financial investment, it should have been recorded as a joint venture, in accordance with IFRS 11 Joint Arrangements, and recorded Grifols' interest in the assets, liabilities and results of the joint venture. In the consolidated annual financial statements for the financial year 2023, this collaboration agreement has been presented, prospectively, with a negative adjustment against reserves of €39.3 million, of which €33.3 million would refer to the 2022 result, as a joint operation from 1 January 2023, and the assets and liabilities of this operation have been integrated, even though they have not incorporated the results of the 2023 financial year, the amount of which is yet to be specified, but could be around €15 million in losses. The results of the joint venture for 2022 and 2023 that are not recorded in Grifols' consolidated losses and earnings statement could be considered material (as of the current date, the negative adjustments would be of €33.3 million in the 2022 financial year and €15 million in 2023), which could lead, in this case, to a restatement of the comparative figures in its next financial information, either for the first half of 2024, or a previous one, in the event that the entity publishes results for the 1st quarter. However, additional details of the accounting of this transaction in the 2023 consolidated financial statements are pending to be received. In the event that the CNMV concludes on the need for this restatement, the appropriate request will be sent.

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In addition, the information provided in the consolidated annual financial report for 2022 and 2021 was not sufficient to determine the risks and benefits that Grifols was assuming in this collaboration agreement, including, among others, investment commitments of around €520 million. This information is broken down in the consolidated annual financial report for the 2023 financial year.

g.	The CNMV considers that the professional judgments and assumptions made by Grifols to conclude that it controls GDS after the agreement with Shanghai RAAS are reasonable and that the aforementioned conclusion is in accordance with the IFRS adopted by the European Union.

However, Grifols did not disclose all the relevant information in its consolidated annual financial reports for the years 2019 to 2022 regarding the share exchange agreement with Shanghai RAAS, in particular, it did not include the existence of certain veto rights by Shanghai RAAS in GDS's corporate decisions, as well as contingent consideration in favor of Shanghai RAAS in the form of a guarantee that would force Grifols to pay any negative differential that could have occurred between the EBITDA generated by GDS, between 2019 and 2023, and the minimum guaranteed amount of 1,300 million dollars.

The entity has provided additional information on the judgments made to conclude that they have control in the consolidated financial report for the financial year 2023.

h.	The CNMV considers that the professional judgments and assumptions made by Grifols to conclude that it has been in control of the Hungarian entity Haema Plasma Kft since 2022 and that, therefore, it must consolidate it by global integration, in accordance with IFRS 10 Consolidated Financial Statements, are reasonable and that the aforementioned conclusion is in accordance with the IFRS adopted by the European Union.

i.	The amount of the Grifols group's confirming (reverse factoring) balances is clearly immaterial for the true and fair view of the Grifols group's financial position in 2022 and 2021 and, therefore, the CNMV will not carry out additional supervisory actions.

j.	The CNMV considers that non-recourse factoring, as described and classified by Grifols in its consolidated annual financial reports, is not computable as financial debt.

3.	Transactions with related parties, not considered as such by Grifols

Two different situations have been identified in the breakdowns in this area. On the one hand, transactions that have not been duly broken down in the annual statements or in the annual corporate governance report (hereinafter, IAGC) and which are detailed in section 4 and, on the other hand, transactions that, in accordance with the applicable regulations, the CNMV considers to be related-party transactions, but the company had not granted them such consideration. and which are detailed below:

a.	The acquisition, in 2021, of BPL Plasma Inc.'s (BPL US) 25 plasma donation centers was initially negotiated between Scranton, which was to be the buyer, and BPL UK, the seller. In the agreement signed in December 2020 between the buyer and seller, Grifols acted as guarantor of Scranton in that transaction, which in the CNMV's opinion would constitute a first transaction with a related party, since Grifols has traditionally considered Scranton to be a related party, an aspect that the CNMV does not dispute. In February 2021, Scranton transferred its position in the contract to Grifols without consideration, so this subrogation would constitute another related-party transaction. Finally, part of the purchase price that Grifols was required to pay to BPL US was paid directly to Scranton (USD 200 million), to settle part of the account payable that BPL US had with Scranton, which would constitute a third related-party transaction.

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In this regard, IAS 24, Related Party Disclosures, provides that a related party transaction is any transfer of resources, services or obligations between a reporting entity and a related party, regardless of whether or not a price is charged. In addition, IAS 24 gives as an example of transactions with related parties to be broken down the creation of guarantees in favour of a related party.

Consequently, Grifols should have disclosed the guarantee granted to Scranton as part of the agreement to purchase the 25 plasma centers in the consolidated annual financial report and the IAGC for 2020.

The consolidated financial statements and the annual corporate governance report for the year 2021 should have broken down the payment made to Scranton in the amount of USD 200 million and the subrogation in the purchase agreement for BPL's 25 plasma centers.

b.	In October 2020, Scranton acquired the Hungarian entity Haema Plasma Kft. On February 1, 2021, the Grifols Group signed a 100% call option with Scranton, not exercisable for 12 months. In addition, a "plasma supply agreement" was entered into, according to which the plasma to be produced by Haema Plasma Kft would be acquired by Grifols.

Haema Plasma Kft was not considered a subsidiary until 2022, once the option became exercisable, so these two operations (granting the option to purchase and purchase plasma) should have been broken down in the 2021 annual accounts and in the IAGC as having been carried out with related parties, although they were not broken down as such.

4.	Transactions with other related parties that were not properly disaggregated in the consolidated financial statements and the IAGC

In the responses provided to the requirements sent by the CNMV, Grifols acknowledges that it did not include as related-party transactions, either in the annual financial statements or in the IAGC, the breakdowns of the following transactions, which the CNMV does consider to be transactions with related parties, between 2018 and 2022, in thousands of euros:

Related Party	Concept	2018	2019	2020	2021	2022
Glanzmann Ent. Ltd	Provision of services	(844)	(220)	0	0	0
Scranton Plasma	Interest on loans	13	1.739	1.741	1.824	2.092
Scranton Plasma	Intereses cash pooling	0	450	2.218	5.208	10.785
Grifols Worlwide Ope-rations	Intereses cash pooling	0	0	0	137	0
Scranton Plasma	Credits	80.151	0	0	0	(242)
Scranton Plasma	Cash pooling	0	10.245	98.964	97.598	81.563
Haema Plasma	Cash pooling	0	0	0	3.268	0
Scranton Plasma	Advance	0	(10.697)	0	10.097	0
Centurion Real State	Improvement works	0	1.744	3.126	0	0
Total transactions not broken down in the annual accounts or in the IAGC		79.320	3.262	106.049	118.113	94.197

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a.	2018: Loan granted to Scranton Plasma B.V., amounting to €80,151 thousand (USD 95 million), as part of the purchase of Haema AG and BPC Plasma Inc. The entity disaggregates the balance resulting from the transaction and in a narrative manner in the notes to the consolidated annual report,1 but it was not broken down as such in the table of transactions carried out during the year. In the financial years 2019 to 2022, this loan continues to be broken down as a balance with other related parties. It has not been broken down in the IAGC.

b.	2019: Advance payment of €10.6 million (US$12 million) paid by Grifols to Kedrion, on behalf of Scranton Plasma BV, to terminate a claim by Kedrion against BPL Plasma Inc., for advance payment of plasma to be supplied by BPL Plasma Inc.

Cash pooling agreement between Scranton Plasma BV and Haema and BPC Plasma for €10.2 million debit balance for the Grifols group.

There are other transactions that are not disaggregated, neither in the annual financial statements nor in the IAGC, such as the interest on the loan to Scranton Plasma BV of USD 95 million (€1,739 thousand) and improvement works carried out on buildings by Centurión Real State (€1,744 thousand). In relation to these "improvement works", they correspond to the construction of an office building in Sant Cugat del Vallès (known as SC5), by means of a delegated development contract and for a total price of €15,659,000, an amount paid in full by Centurión. In 2019 and 2020, the amount of these improvement works is not reported in the annual financial statements or in the IAGC.

c.	2020: cash-pooling2 financing, held by Scranton Plasma BV with Haema AG and BPC Plasma, with transactions for an incremental amount of €98,964 thousand (debit balance for the Grifols Group), and their corresponding financial interests of €2,218 thousand.

There are other transactions that are not disaggregated, such as the interest on the loan to Scranton Plasma BV of 95 million USD (€1,741 thousand) and improvement works carried out on buildings by Centurión Real State (3,126 thousand €).

d.	Year 2021: cash-pooling financing held by Scranton Plasma BV with Haema AG and BPC Plasma, for Incremental amount of €97,598 thousand (debit balance), and corresponding interest of €5,208 thousand.

There are other transactions that are not broken down, either in the annual accounts or in the IAGC, such as the interest on the loan to Scranton Plasma BV of USD 95 million (€1,824 thousand) and cash pooling financing with Haema Plasma Kft, an entity controlled at the time by Scranton (€3,268 thousand).

e.	Year 2022: cash-pooling financing held by Scranton Plasma BV with Haema AG and BPC Plasma, for amount of €81,563 thousand, and corresponding interest of €10,785 thousand.

In addition, the interest on the loan to Scranton (€2,092 thousand) was not broken down.

1 Gotham's first report stated that Grifols had not broken this loan in its consolidated annual financial report, which was not true, prompting Gotham to amend its report the following day to indicate that while the information was disaggregated, the breakdowns were limited, and that it was not disaggregated in the IAGC (which was true).

2 Cash pooling is a centralized management of treasury in groups of entities. The peculiarity in this case is that the cash pooling is carried out between Scranton and two entities in which it holds 100% of their shares (Haema AG and BPC Plasma Inc), but, in turn, these two entities are consolidated by Grifols.

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The 2023 annual financial statements and IAGC already detail the cash pooling operations and the financial income and expenses with Scranton for these operations and the $95 million credit from 2018.

f.	In addition, there are two other transactions with related parties that were also not broken down in the consolidated financial statements or in the IAGC (amount in thousands of euros) prior to 2023:

Related Party	Concept	2018	2019	2020	2021	2022
Deria	Grifols Institute Promissory Note Subscription	1.627	1.677	2.747	2.819	2.875
Qardio (subsidiary of Scranton)	Supply of health equipment	Between 2018 and 2023, several Grifols subsidiaries acquired material for a total of 2,500,000 USD

In the 2023 financial statements, Grifols reports promissory note balances at the end of 2022 and 2023, with related parties, for amounts higher than those indicated in the table above. Specifically, in relation to the subscription by related parties of the promissory notes, they refer to a total amount of €16.2 million (€14.7 million in 2022).

After having requested additional information from the issuer, it has been learned that the amounts subscribed by Deria coincide with the amounts indicated in the table above, with the remaining amount having been subscribed by directors and key personnel of Grifols' management.

These transactions with promissory notes issued by Instituto Grifols are broken down in the balances with related parties of the 2023 financial statements and, in more detail, in the 2023 IAGC. The annual accounts and IAGCs for previous years did not report the amounts of promissory notes entered into by related parties.

g.	Sale of plasma from Haema AG, BPC Plasma Inc. and Haema Kft to Grifols. These 3 entities are subsidiaries of Grifols and such transactions are removed from its consolidated financial statements, so it is not appropriate to disclose them in the consolidated accounts as related-party transactions. However, given their potential effects and complexity, the CNMV has asked Grifols to provide a recent expert report, which concludes that they have been carried out in general terms under market conditions.

h.	The analysis carried out by the CNMV did not include those transactions with related parties that appear in the Gotham report but that do not correspond to transactions carried out with Grifols, such as the loan granted by Osborne Clark to Scranton, since they do not fall within the scope of the CNMV's supervisory powers.

i.	On the basis of a specific report by an independent expert, compliance with the approval procedures for transactions with related parties has been analysed, which shows that in general terms, the internal procedures and applicable legal obligations have been complied with, although some comments are pointed out in relation to 3 transactions, relating to certain leases and sales of real estate carried out between 2019 and 2020 by the Grifols group with a subsidiary of the Scranton group (Centurion Real Estate). Specifically, these 3 operations would not have complied with the applicable requirements of approval by the board and report of the audit committee, although the report concludes that they would have substantially complied with the requirements of transparency3 and fairness, the latter being corroborated by the recent expert report requested on whether they were agreed on market terms.

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In addition, it should be recalled that some transactions have been identified that the CNMV considers related-party transactions, but that Grifols had not classified as such, such as the purchase of 25 plasma centers from BPL, and that therefore were not submitted to the authorization of the board or the prior report of the audit committee.

5.	On Alternative Performance Measures (APMs)

The CNMV, after analyzing the alternative performance measures for the 2018-2022 financial years, has found deficiencies that can be considered relevant.

The most significant deficiency, in the CNMV's opinion, is the use of adjusted EBITDA without excluding the results attributable to non-controlled interests when explaining the Grifols group's financial leverage ratio and its financial capacity to satisfy debt, which is not in accordance with the legal obligations to reflect useful, relevant, objective and neutral information. In addition, Grifols also failed to publish the information necessary for investors to calculate EBITDA excluding such results attributable to non-controlling interests.

In addition, the CNMV considers that the entity must correct the use it makes in its financial information and presentations to analysts of alternative performance measures in the following areas:

a.	The entity should reduce the number of different measures it uses to reflect EBITDA in its earnings reports.

b.	The entity should give at least the same prominence to the financial measures included in the main financial statements as to alternative measures of performance.

c.	The entity should not misname items as non-recurring, uncommon, or unusual. In this sense, items that affected the past period and will affect the future will rarely be considered as non-recurring, infrequent or unusual, such as restructuring costs or impairment losses.

d.	With regard to adjustments for cost savings, operational improvements and synergies, which refer to committed and projected annualized savings for the coming year, it should be expressly stated that this financial measure does not express a measure of the entity's current performance, by adjusting historical data with foreseeable future adjustments, which may or may not come to be realized.

e.	When the entity refers to certain financial magnitudes or ratios to which it has already made certain adjustments, such as net financial debt, it must be specified in its name that it is an adjusted measure, so that an investor can distinguish it from an unadjusted measure or ratio, and, in addition, a breakdown of the financial measure or ratio calculated with magnitudes directly extracted from the financial statements, without adjustment, should be provided.

3 The entity had reported them in the annual financial statements and IAGC for 2021 and 2022, although not in 2019 and 2020.

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f.	The entity must provide a breakdown of the EBITDA and net financial debts of the most relevant entities in which there are non-controlled interests, so that an investor can calculate and evaluate the leverage ratio derived from considering, or excluding, the EBITDA and the debt corresponding to the participation in its subsidiaries.

g.	The entity should establish appropriate control procedures to minimise the possibility of calculation errors when disclosing its financial figures in its earnings reports, such as those made when disclosing the "net financial debt" in the consolidated management report for the financial year 2022 (page 193) or the "Adjusted EBITDA 12M" which is broken down in the Net Leverage ratio table on the same page.

Next steps and actions

As detailed in this communication, the CNMV does not currently identify the need to carry out any restatement of Grifols' accounts.

Similarly, there is no need to restate the various issues analysed above, with the exception of the issue detailed in section 2.f, on which the CNMV considers it likely that it will be necessary to restate the profit and loss account for 2022 and 2023 due to the possible impact of the review of the Inmunotek operation when the analysis of this point is concluded.

The CNMV notes several deficiencies as relevant when taken as a whole in terms of MPAs and breakdowns, which are detailed in the respective sections of this communication.

The conclusions reached by the CNMV are the result of an extraordinary analysis of part of the financial information, are based on the information available at the present date and may be subject to modification if new information appears or if the CNMV carries out a new analysis on different aspects, such as in a future ordinary annual substantive review of the financial information.

If further revisions are carried out in the future, different from the current one, it cannot be ruled out that as a result of these revisions, the listed company could be required to carry out corrective measures on the information other than those resulting from the current review, as provided for in the ESMA Guidelines on the supervision of financial reporting of 2014 and updated in 2020, on the supervision of financial information and article 234 of the LMVSI.

Given the sensitivity shown since January 9 by the price of Grifols' shares to news, events and opinions about its financial information, the content of this document is undoubtedly of insider information, which implies that Grifols must make it public as soon as possible. The CNMV understands that the circumstances contemplated in article 17.4 of the Market Abuse Regulation for a possible delay of such publication do not exist on this occasion. The same would apply to any future re-statement requirement in relation to point 2.f of this brief.

Based on the foregoing and pursuant to Article 234 of the LMVSI, Grifols is required to:

1.	Include, to the extent they are still applicable, in the entity's future consolidated financial statements, all the information breakdowns related to the scope of consolidation and breakdowns set out in the second paragraph above and those in paragraphs three and four, related the breakdowns of related-party transactions.

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2.	Publish within fifteen days a detail of the EBITDA and net financial debts, as of December 31, 2023 and 2022, of the most relevant entities where there are uncontrolled holdings, so that an investor can calculate the leverage ratio considering, or excluding, the EBITDA and the debt corresponding to the participation in its subsidiaries.

3.	Publicly detail, within fifteen days, the commitments that the entity will assume to adapt the use of APMs in the next financial information reports to the criteria indicated in section 4.

4.	Make this document public in its entirety, as privileged information, as soon as possible and in any case before 8:00 p.m. today.

Finally, they are reminded that in the event that the entity does not publish the inside information within the required period, the CNMV has the power to do so in accordance with article 243 of the LMVSI.

Kind regards

Angel Benito

General Manager of Markets

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 21, 2024